UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 28, 2006

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated February 21, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 28, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1

Seaspan Corporation
Unit 2, 7 th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS CONTRACT TO BUILD FOUR NEW 2500 TEU VESSELS

- 12-Year Charters Arranged with CSCL Asia -
- Company Also has Uncommitted Option for Eight Additional 2500 TEU Vessels -

Hong Kong, China, February 28, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed a contract to build four 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding in China. These new orders are incremental to Seaspan’s original contracted fleet and will increase the company’s total fleet to 29 vessels. The four newbuilding vessels will be delivered between September 2008 and March 2009. The total delivered cost is expected to be approximately $44.5 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous twelve-year charter agreements for these four vessels with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”) at an initial rate of $16,750 per day, increasing to $16,900 per day after six years. CSCL Asia is a subsidiary of China Shipping Container Lines Co. Ltd. (“CSCL”), the world’s sixth largest liner company. CSCL will guarantee CSCL Asia’s performance under the charter parties.

Each new vessel is expected to contribute between $4.4 million and $4.8 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This will result in an increase in distributable cash when the vessels are delivered and operating. The 2500 TEU vessel size will complement Seaspan’s existing fleet consisting of 9600 TEU, 8500 TEU, 4250 TEU, and 3500 TEU vessels.

“These new orders will allow Seaspan to enter a new segment of the containership market by building a new fleet of uniform ships,” said Gerry Wang, Chief Executive Officer of Seaspan. “This acquisition also expands our long-standing relationship with CSCL and is another step in our growth trajectory. The long-term charters agreed with CSCL Asia are consistent with our acquisition criteria which require that any expansion of our fleet be accretive to distributable cash flow; include agreements with a high quality charterer; and meet our careful assessment of credit and residual risk.”

Seaspan also announced that, in addition to the firm order for the initial four 2500 TEU vessels, the company has the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four. Seaspan has made no commitment, financial or otherwise, to build any of the option vessels. If the additional vessels are built, CSCL Asia would have the option to charter the second group of four vessels under the same terms as the first four. The last group of four vessels would only be built if acceptable long-term charters were arranged. Seaspan would have until June 30, 2006 to exercise these options.

“We have structured this transaction in a way that provides us with optimal flexibility and minimal risk. However, we think it is prudent to have locked in the option to expand our fleet. We have already seen interest from our existing customers, as well as other major shipping lines to potentially enter into long-term charters for these vessels, should we decide to build them,” said Mr. Wang.

Seaspan Management Services Limited (“SMSL”) will supervise the construction of the new vessels and operate the ships for Seaspan at a fixed rate of $4,000 per day through 2011. Jiangsu Yangzijiang Shipbuilding, which is building the vessels, is located on the Yangtze River in the Jiangsu Province of China. The yard has been in business for over 30 years and is one of the largest private shipyards in China. Predecessor companies of SMSL successfully built barges and tug hulls at the yard in the 1990s. The SMSL technical team will, as with other newbuilding orders, drive the ship design and oversee the construction, to ensure uniformity with the existing fleet.

The company is in the process of arranging long-term debt financing for the firm order, which is expected to be in place within 6 weeks.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 15 containerships consisting of thirteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 17 months, Seaspan will add 14 additional vessels to its fleet, including six 4250 TEU vessels, two 9600 TEU vessels and two 3500 TEU vessels. Today’s transaction will add four 2500 TEU vessels to the fleet.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

Contacts:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

OR
Brunswick Group LLC
Nina Devlin/Erin Moore
(212) 333-3810